June 4, 2005


Via facsimile 212.728.8111 and U.S. Mail

John S. D`Alimonte, Esq.
David K. Boston, Esq.
Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, New York 10019

Re: 	Peter Kiewit Sons`, Inc.
	Schedule TO-I/A
	Filed on May 17, 2005
	SEC File No. 5-53883

Dear Mr. D`Alimonte & Mr. Boston:

We have reviewed the above-captioned amendment, and have the following comments.

General

1. The common stock for which the tender offer is being made appears to be the class of Kiewit common stock registered under
Section 12(g) of the Exchange Act. Given that the offer is being made for up to 38 of the amount of common stock held by each security holder, advise us what consideration has been given to the application of Rule 13e-3 to the tender offer. While we recognize that 1,574 holders of record were reported as of the record date, please discuss whether or not the tender offer is part of a series of transactions intended to take Kiewit private within the meaning of Rule 13e-3.

6. Conditions to the Offer

2. Please refer to the first paragraph of this section.  Kiewit has indicated that the conditions may be asserted at any time prior
to Kiewit`s acceptance of shares.    Please be advised that all
conditions to the offer, other than those dependent upon the receipt of necessary government approvals, must be satisfied or waived before the expiration of the offer and not the date shares are accepted. Defining the conditions as an ongoing right that exists until tendered shares have been accepted suggests that the conditions to the offer may be raised or asserted after expiration of the offer. Please revise the disclosure to make clear that all conditions to the offers, other than those dependent upon receipt of necessary government approvals, must be satisfied or waived before expiration of the offer.

15. Extension of Tender Period; Termination; Amendment

3. We note that Kiewit has reserved the right to terminate the tender offer in its discretion for any reason. Revise to remove the language that Kiewit reserves the right to terminate whether or not the offer conditions have been satisfied and make clear that Kiewit does not intend to terminate the offer for any reason other than what has been expressed in the conditions section. The staff believes that if an offeror can terminate an offer for any reason, the offer is illusory.

Letter of Transmittal

4. The transmittal form improperly asks option holders to certify that they have "read" the terms of the offer. Please revise to delete the requirement that security holders certify that they have "read" the offer. Alternatively, amend the form to include a legend in bold typeface that indicates Kiewit neither views the certification made by security holders that they have read the offering materials as a waiver of liability and that Kiewit promises not to assert that this provision constitutes a waiver of liability.

Closing Comments

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Company is in possession of all facts relating to its disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

	In connection with responding to our comments, please provide, in writing, a statement from the Company acknowledging that:

* the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

* the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      As appropriate, please amend your document in response to these comments. You may wish to provide us with marked copies of the amendment, if required, to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      Please direct any questions to me at 202.551.3266. You may also contact me via facsimile at 202.772.9203. Please send all correspondence to the following ZIP code: 20549-0303.

					Sincerely,


					Nicholas P. Panos
					Special Counsel,
					Office of Mergers & Acquisitions